UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 31, 2018

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Asanko Gold Inc.

File No. 5-83675 - CF#36228

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Gold Fields Limited, Gold Fields Netherlands Services B.V. and Marsh Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D amendment filed on April 9, 2018 relating to their beneficial ownership of common shares of Asanko Gold Inc.

Based on representations by Gold Fields Limited, Gold Fields Netherlands Services B.V. and Marsh Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 99.2	through April 9, 2028
Exhibit 99.3	through April 9, 2028

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary